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                             March 13, 2024

       Zachary Hornby
       President and Chief Executive Officer
       Boundless Bio, Inc.
       9880 Campus Point Drive, Suite 120
       San Diego, CA 92121

                                                        Re: Boundless Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 6, 2024
                                                            File No. 333-277696

       Dear Zachary Hornby:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Significant Estimates and Judgments Stock-Based Compensation Expense, page 96

   1. Please refer to your letter submitted on March 8, 2024. Please explain why the preliminary fair values for the
February 2024 grants were based upon a straight-line interpolation from the September 15, 2023
Valuation and not the more recent January 19, 2024 Valuation.
 Zachary Hornby
FirstName  LastNameZachary Hornby
Boundless Bio,  Inc.
Comapany
March      NameBoundless Bio, Inc.
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ibolya Ignat at 202-551-3636 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Matthew Bush, Esq.